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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Freud Pozzo Uses Magic Software’s iBOLT and eDeveloper to Integrate and Enhance its Internal Systems

Houten, The Netherlands, (February 2, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Freud Pozzo has chosen Magic iBOLT for a significant internal integration project. Freud Pozzo is one of the leading producers of tools for the woodworking industry.

With over forty years of experience, Freud Pozzo is renowned for its technologically advanced and innovative solutions, capable of resolving any problems related to the cutting or working of wood. They have chosen the iBOLT Integration Suite (www.magicsoftware.com/ibolt) as part of their integration program to better respond to their business needs and to provide timely information to the Management across this international company. The solution will interconnect their account systems to their production cycle, warehouses and sales force. This will allow their distributors to check product availability in real time.  In addition, Freud Pozzo will improve and further customize its own existing applications, with the use of eDeveloper, a leading application development tool.

“It is crucial for us to reduce complexities and cost, while working towards our goal of supplying real-time information to our client base and internal team,” said Mr. Silvio Moretti, Freud Pozzo Project manager. “Both iBOLT and eDeveloper will enable us to rapidly and cost-effectively create the kind of federated architecture needed to implement this strategy, while leveraging, rather than replacing, our current IT infrastructures.“

”We are very pleased to work with a market leader like Freud Pozzo which has taken the strategic decision to use iBOLT for their EAI and BPM needs,” said Regev Yativ, Managing Director of Magic Software Europe  “This deal with Freud Pozzo is a clear demonstration of iBOLT's ability to deliver complex integration solutions to global enterprises that will increase their productivity while preserving the existing infrastructure."

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

About Freud Pozzo

Freud Pozzo is one of the leading producers in the world of tools for the woodworking industry. With over forty years activity, the company has acquired itself a first place on all the national and international markets, renowned for its high technological and innovative solutions, capable of resolving any kind of problem connected with the cutting or working of wood. www.freud.it

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: February 2, 2005